EXHIBIT 4(b)(xvii)

[LLOYDS TSB LOGO]

25 Gresham Street London EC2V 7HN

Telephone: 020 7356 1043 Facsimile: 020 7356 1038 Email:
lastair.michie@lloydstsb.co.uk
Alastair J Michie Company Secretary

Mr. P.N. Green

27th April, 2007

Dear Philip,

DIRECTORSHIP

I am delighted that your appointment to the Lloyds TSB Group plc and Lloyds TSB Bank plc boards from 10th May, 2007 has been confirmed. As you know the two boards meet simultaneously.

So that we may attend to the formalities, I should be grateful if you would review and complete the enclosed forms and return them to me.

Any future changes to the information included in these forms, including any which might affect your position as an independent non-executive director or constitute a conflict of interests, should be routed through me, please.

You will see from the items in the attached folder that non-executive directors are appointed for specified terms, with the initial term not exceeding three years subject to the provisions of the Companies Act and the articles of association, including those relating to election/re-election by the shareholders at annual general meetings. Further terms would be appropriate, if you and the board were to agree in due course.

An indication of the amount of time non-executive directors are expected to devote to the company’s affairs is outlined in item 1(E) of the folder. By accepting these appointments you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. We should, therefore, be grateful if you would seek the agreement of the Chairman before accepting additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the company.

There is also information in the folder about the role, duties and responsibilities of directors, as well as details regarding fees for board and committee membership.

Other information included in the folder relates to the process regarding the evaluation of the board, its committees and individual directors; directors’ and officers’ liability insurance; taking independent professional advice at the company’s expense; and board committees.

It is the Group’s current policy to indemnify its directors and a deed of indemnity is being prepared, following the new Companies Act, and I shall send it to you shortly.

Details about the induction arrangements for new directors are given in item 1(H) of the folder. We are, of course, developing your induction programme and we are in touch with your personal assistant in that regard.

Our directors may, if they wish, apply to the Registrar of Companies to have a “service address” recorded at Companies House for security purposes, rather than have their usual residential address displayed in public. I have drafted the forms for you to complete accordingly.

In due course, the Group Compliance Director will send you details of the procedure for dealing in shares, together with explanatory notes on the code of market conduct/model code.

I hope that you will not hesitate to contact me for assistance in any of the above or other matters.

With kind regards and best wishes

Yours sincerely,

/s/ Alastair Michie

A.J. Michie
Company Secretary
Lloyds TSB Group plc and
Lloyds TSB Bank plc

Lloyds TSB Group plc is registered in Scotland no. 95000
Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH
Lloyds TSB Bank plc is registered in England and Wales no. 2065
Registered office: 25 Gresham Street, London EC2V 7HN